Exhibit 99.1

Electra Meccanica Announces First SOLO EV Owner Reaches 20,000 Kilometer Milestone

SOLO EV Owner Cites Reliability, Sustainability and Cost-Effectiveness as Key Attributes

VANCOUVER, British Columbia, July 16, 2019 (GLOBE NEWSWIRE) -- Electra Meccanica Vehicles Corp. (NASDAQ: SOLO) (“Electra Meccanica” or the “Company”), a designer and manufacturer of electric vehicles, today announced that the company’s first SOLO EV owner, Leona Greene of Green’s & Beans Deli in New Westminster, BC, has reached the 20,000 Kilometers driven milestone in her first two years of ownership.

The deli-owner has been driving her all-electric 1st generation SOLO as her primary vehicle since 2017, using it as a delivery and commuter vehicle due to its highly efficient and cost-effective design. Reaching the 20,000 Kilometer milestone validates Electra Meccanica’s previous testing and was achieved primarily by daily product deliveries for the deli business around the greater New Westminster area.

“I’m very pleased with my SOLO, which has become such an important part of my life,” said Leona Greene, Owner of Green’s & Beans Deli. “The low operating cost of my SOLO has allowed me to increase my savings as I continue scale my business. I drive it daily and have been thrilled with its reliability, minimal environmental impact, and the fact that it makes my commute fun.”

“We are proud to see Leona Greene achieve the 2-year, 20,000 Kilometer milestone in her SOLO and we’re excited that other early adopters are also enjoying their SOLOs,” said Jerry Kroll, CEO of Electra Meccanica. “As seen in Leona’s case, SOLOs are proving to be popular delivery vehicles, whether that be in courier or product delivery applications. Dependable and cost-effective, SOLO EVs are the ideal last-mile delivery solution, as evidenced by our partnerships with tier-1 convenience stores, product manufacturers like Apollo Energy Gum and others. We look forward to delivering fleets of SOLO EVs in the future to innovative, forward-thinking companies.”

About Electra Meccanica Vehicles Corp.
Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the Tofino, an elegant high-performance two-seater electric roadster sports car. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly. Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 60 years. For more information, visit www.electrameccanica.com.

Forward Looking Statements
Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contacts:
Sean Mahoney
Electra Meccanica Media (U.S.)
310-867-0670
sean@electrameccanica.com

Chris Thatcher
212.999.5585
cthatcher@5wpr.com

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
greg.falesnik@mzgroup.us
www.mzgroup.us

Source: Electra Meccanica Vehicle Corp

Released July 16, 2019